Exhibit 8.2

                                 PROMISSORY NOTE

          $10,000                                 Lake Mary, Florida

DATE: October 30, 2000

FOR VALUE RECEIVED, Erik Wiisanen promises to pay on or before April 30, 2001 to the order of American Access Technologies, Inc. at 37 Skyline Drive, Suite 1101, Lake Mary, Florida 32746, the sum of

                         Ten Thousand ($10,000) Dollars

With interest at the rate of Ten Percent paid in arrears.

Presentment, demand, notice of dishonor and protest are hereby waived, and the parties hereto assent to indulgence of the Payee without waiver by the Payee of any of his rights hereunder.

The maker of this note reserves the right to pre-pay whole or part of this note prior to maturity. Should the note not be repaid at or before due date, then the note shall accrue interest at the highest possible legal rate permitted in the State of Florida.

In the event that the maker becomes insolvent, becomes bankrupt or suffers a substantial reduction in net worth, or if the payee for any reason, in good faith, deems itself insecure, then Payee may at its option declare the entire sum owed hereunder to be immediately due and payable.

If suit is brought to collect this note, then note holder shall be entitled to collect all reasonable cost and expenses of suit, including but not limited to, reasonable attorneys' fees.

S/Erik Wiisanen
---------------
37 Skyline Drive Suite 1101
Lake Mary, Florida 32746